Exhibit 99.2

Grant of Stock Options

On February 9, 2004, the Board of Directors of Kookmin Bank has approved of and ratified granting of stock options to senior executive vice presidents, executive vice presidents and heads of regional head offices pursuant to Article 13 of the Articles of Incorporations of Kookmin Bank as follows:

1. List of Grantees and the Number of Options

Name	Position	Number of Shares Granted[1]
Young-Il Kim	Senior Executive Vice President	10,000 common shares
Jeung-Lak Lee	Senior Executive Vice President	10,000 common shares
Sang-Jin Lee	Senior Executive Vice President	10,000 common shares
Yun-Keun Jung	Senior Executive Vice President	5,000 common shares
Kuk-Shin Kang	Executive Vice President	5,000 common shares
Kyung-Soo Kang	Executive Vice President	5,000 common shares
Yang-Jin Kim	Executive Vice President	5,000 common shares
Dong-Hwan Cho	Executive Vice President	5,000 common shares
Dong-Suk Kang	Head of Regional Head Offices	5,000 common shares
Dae-Ok Shin	Head of Regional Head Offices	5,000 common shares
Chang-Ho Kim	Head of Regional Head Offices	5,000 common shares
Dal-Soo Lee	Head of Regional Head Offices	5,000 common shares
Byung-Doo Ahn	Head of Regional Head Offices	5,000 common shares
Total	13 persons	80,000 common shares

[1]	Subject to change in accordance with performance evaluation scoring

Performance Score	Adjustments
Less than 60	Unqualified: Granted stock options shall be cancelled.

More than 60 ~ Less than 80	Granted number of options x Performance score/100

More than 80	Qualified: Entire granted number of options are exercisable

2. Grant Date: February 9, 2004

3. Exercisable Period: From February 10, 2007 to February 9,2012

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4. Method of Exercise

Kookmin Bank may choose one of the following methods to grant shares: 1) issuing new shares; 2) granting treasury shares; or 3) granting cash or treasury shares for the difference between the exercise price and the market price in the event that the exercise price is lower than the market price.

5. Exercise Price: KRW 46,100

6. Adjustment of Exercise Price and Number of Options

In the event of any capital increase or reduction, issue of new shares or cancellation, stock dividend, transfer of reserves to capital, stock split, reverse split, consolidation or merger etc., which require adjustments of the price or the numbers of options after the option grant date, adjustment of number of options and the exercise price could be made as needed in accordance with the resolutions to be reached by the Board of Directors.

7. Adjustment Following Resignation

If any grantee resigns or ceases employment with the Bank within 1 year from the grant date and option exercise conditions have been met, the grantees could exercise their exercisable number of options that shall be adjusted according to the following formula. Less than a single share will be rounded down.

Formula

Exercisable number of shares= Number of shares adjusted according to performance evaluation scoring x Number of Calendar Days at Work / 1 Year

8. Other Information

Pursuant to Article 13 of the Articles of Incorporation, these resolutions by the Board are subject to the approval and ratification at the first-coming Shareholders’ Meeting to be held after this Board of Directors’ resolution.

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